

Mail Stop 3720

April 3, 2017

Jerry He
Chief Executive Officer
Bright Scholar Education Holdings Ltd.
No. 1, Country Garden Road
Beijiao Town, Shunde District, Foshan, Guangdong 528300
The People's Republic of China

> **Re:** **Bright Scholar Education Holdings Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted March 24, 2017**
> **CIK No. 0001696355**

Dear Mr. He:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We note that you responded to prior comment 5 by revising disclosure on page 59. As requested, also revise your disclosure in the beginning of the prospectus summary to clarify that the registrant, a Cayman Islands holding company, does not directly own substantially all of its business operations in the PRC, and the business you are describing is the business of your variable interest entities.

Corporate History and Structure, page 4

2.   Please disclose that substantially all of your assets and operations are owned by your variable interest entities in China. Disclose the percentage of revenues in your consolidated financial statements that are derived from your affiliated entities

3.   We note that in response to our prior comments 1, 10 and 15 you have revised your disclosures at pages 5 and 63 to reflect that BGY Education Investment is the direct or indirect sponsor of each of the affiliated schools. Please expand your disclosures to discuss the differences between direct and indirect sponsorship and to explain why BGY Education Investment is not the direct sponsor of all of the affiliated schools.

4.   Please provide a footnote to the diagram of your corporate structure that discloses the acting-in-concert agreement between Ms. Meirong Yang and Ms. Huiyan Yang.

Risk Factors, page 13

Our largest shareholder, Ms. Meirong Yang, may have potential conflict of interest with us and not act in the best interests of our company, page 29

5.   Please disclose that Ms. Meirong Yang does not owe a fiduciary duty to the company as she is not an officer or director of the company. On the other hand, disclose whether Ms. Meirong Yang owes such a fiduciary or similar duty to BGY Education Investment, your variable interest entity that owns substantially all the assets and operations associated with the schools.

Industry Overview, page 101

Key Drivers for the International and Bilingual Private K-12 Education Market in China, page 104

6.   We note your response to our prior comment 16. Please expand your disclosure at page 104 to explain to investors why you chose the benchmarks listed (years 2006, 2016 and 2021) rather than the benchmarks used in the other data (years 2011-2021), and revise the chart to better indicate that the first interval is twice as long as the second interval.

Principal Shareholders, page 141

7.   In your disclosure regarding the acting-in-concert agreement between Ms. Meirong Yang and Ms. Huiyan Yang, you disclose that these two individuals "must consult with each other before voting and deciding on material matters in relation to the management of the company." Please describe the material matters that are subject to the agreement.

8.   Please tell us whether you intend to file the acting-in-concert agreement as an exhibit.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Weiheng Chen, Esq.
        Dan Ouyang, Esq.
        Wilson Sonsini Goodrich & Rosati PC

        David T. Zhang, Esq.
        Benjamin W. James, Esq.
        Kirkland & Ellis International LLP